Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company (Commission File No. 333-161705)

Watson Wyatt Worldwide, Inc.

NASDAQ OMX 23rd Investor Program

December 2, 2009

Speaker:                 Watson Wyatt Worldwide: They were founded in 1878 and are a worldwide leader in human capital consulting with revenues of approximately $1.8 billion and operations in 32 countries. And with us today is Roger Millay, Vice President and Chief Financial Officer. Roger?

Roger:                    Very good. Thank you. And thanks everyone for coming in to hear about Watson Wyatt and Towers Watson. I’ll be making some forward-looking remarks in my statement and ask you to note our Safe Harbor language regarding forward-looking statements.

I also want to let you know that you can find our SEC filings out on the SEC website and also get them through our Investor Relations Department, and I’ll introduce Mary Malone, our Director of Investor Relations, in the back. Probably of most interest in the SEC filings is the recently effective registration statement on Form S-4 that we filed to register the shares and which also contains the proxy regarding our pending merger with Towers Perrin.

Most of the time I’m going to talk about the Towers Perrin merger through which we’re forming a new company, Towers Watson. I will do one page here on Watson Wyatt since that’s the title of the presentation — didn’t want to let you down — and give you some background there and talk about our history but use that then to lead into the discussion of Towers Watson.

Watson Wyatt is one of the four global leaders in the actuarial services, human resources consulting space. Again, we’ve been around quite a while, and we’re spread throughout the world to provide services, these types of services, to the large multinational companies that are our principal client base. We perform services such as actuarial services on client benefit pension plans, related administration services for retirement plans and healthcare plans, investment consulting, executive compensation consulting and broader human resource effectiveness consulting type work with clients looking to leverage better their worldwide work forces. We also provide actuarial services to the insurance sector, which needs some of the similar type actuarial services as a general multinational client supporting compliance activities but also transaction services around M&A or capital raising or other projects that an insurance company might be focused on.

We have a very strong history of financial performance in Watson Wyatt, a really good growth record, particularly over the last five years or so and it’s a very steady business in general. During the last year or so, four or five quarters and the economic downturn and market turmoil, we’ve performed particularly well, as would be expected of our type of business in this environment.

Our guidance, we are a June year end, so our guidance is a little bit off from a calendar year. Our fiscal ‘10 guidance contemplated that we would be about flat to modest growth on the revenue side on constant currency revenues and EPS. We ended fiscal year ‘09 actually with on a constant currency basis record EPS for the company. And in the last quarter, the September quarter, which is our first quarter of fiscal year ‘10, we had a very strong quarter actually with operating margins up over last year and a little bit of growth in EPS. So again, through this very difficult period performing quite well financially, consistent with the history of the company.

We’ve also grown very successfully through acquisition, particularly here in Europe. We expanded broadly our presence in Europe through the acquisition of Watson Wyatt, LLP in 2005 and then expanded our presence in Germany and the Netherlands through acquisitions in 2007.

Of course, the big news is the merger with Towers Perrin, which we just announced in June, and we’re preparing to close. So let me turn to that.

The creation of Towers Watson, we think, is a landmark transaction in the industry that will create a strategic presence for the new firm that’s much more powerful than either of the two firms has today separately. It’s also from a shareholder point of view something that we believe provides significant financial upside from a synergy point of view but also from positioning the firm, the two firms for growth going forward.

First, I’m going to go through a summary of some of the transaction details for those of you who aren’t familiar with the deal. This is viewed by the two parties as a merger of equals. The two firms are very close to the same size, very close to the same kind of depth and breadth of services being provided in local markets and around the world.

We are two of the four global players in the industry, really the two pure players left in the industry. The other two major players, Mercer and Hewitt are part of broader public companies that have expanded services outside of this core human resources consulting area. Also, Towers is the last private company left in the industry.

The transaction was structured to be a 50/50 deal and a stock deal, in essence at closing. So Watson Wyatt would double its share count, the base share count at closing except for a provision that we made for a group of employees at Towers Perrin who have expressed interest in retiring at the close of the deal. So we’ve set aside a $400 million pool to buyout the stock of these retirees simultaneous with closing. So in essence, there will be a significant cash portion of the deal at the end of the day after it closes as a result of this buyout.

Assuming that that pool is elected and basically the way it works is those retirees when they vote for the deal, they are Towers Perrin shareholders, they have to elect as to whether they’re going to retire at closing or not. If they elect to retire at closing, instead of getting Towers Watson stock, they’ll get cash and a one-year note. We don’t know how many of those folks are going to elect. We do know there is pent up demand. Originally, we sized this pool at $200 million, and based on our assessment of what the demand will be, we expanded it to $400 million. If anyone’s doing models, I wouldn’t model the whole $400 million as taken at this point. However, we think we’ll be somewhere between $200 million and $400 million and have good indications of demand for this structure. Should the whole $400 million be taken, we’d be buying back about nine or ten million shares based on the current stock price at closing and the outstanding shares, instead of 86 million, would be around 76 million.

We’re currently in the voting process, both for the Towers Perrin voting process for their shareholders, as well as from an SEC point of view. We hope to close the deal at the very beginning of January, basically a 1/1 close and over that holiday weekend, the first real day of business being January 4th.

This is, from our point of view, clearly a strategic transaction. While the two firms are very close in the kinds of core services that they provide or that we provide, there are, over time as the two firms have developed, there are very different strengths and weaknesses that have developed depending on the individual areas of success that each firm has had. So again, we think combined we’ll be a much more powerful firm on a combined basis, offsetting some of the weaknesses that each of us has today.

So we think across the board strengthening organizational capabilities, strengthening our global presence and enhancing and expanding services we’ll see benefits across the board. Some of the individual areas where we see growth upside as a result of the expansion and service upside with our clients, Towers Perrin is a leader in healthcare consulting, Watson Wyatt historically has not been as strong in that area. That’s an area of very good cross-sell opportunity with core defined benefit pension plan actuarial services. However, we just haven’t had the scale in Watson Wyatt to leverage that as much as we would have liked and expect that we’ll be able to do that with the addition of the Towers Perrin resources.

On the Watson Wyatt side, we’re very strong in investment consulting and in the administration services to business areas that Towers Perrin basically isn’t in today. And so we see real opportunity from a Watson Wyatt client point of view to cross-sell into their client base and the Towers Perrin client base in benefits and other areas.

We also see some areas that one firm or another has a strength in where there’s an opportunity to develop new offerings. One of the primary areas is in risk consulting. We have an insurance consulting practice. Towers does as well. Towers is bigger and more global than we are in that area. But in that practice, as well as in the investment consulting practice, one of the emphases is broader risk management, so going to corporations either insurance or risk companies or other companies with a defined benefit pension plan, helping them analyze their risks, their strategic risks going forward and helping them come up with plans for mitigating and managing those risks. We see that as an area with the combined company that we’ll be able to develop new offerings that we’ll be able to bring to our clients going forward.

A final area that I’d like to mention in which we think we’ll be successful growing is in the reinsurance brokerage area, a business that Watson Wyatt is not in. Towers Perrin has been in that business for a while, expanded into Europe earlier this decade as the number four player. There’s still fragmentation in that industry, and we think on a combined basis that’s one of the areas we’ll look at for growth.

Looking at some of the financials for the deal, when we announced the transaction in June we had some broad guidance, financial guidance that we provided and we’ve reaffirmed that guidance since we announced the deal. We expect the combined companies to have in excess of $3 billion of revenue. There are cost synergies. So as you look around the globe, and it varies by region but particularly in the United States, the footprint of the two companies is very, very similar. So there’s a lot of overlap of offices, and we’ll be rationalizing that as we put the companies together.

We expect in kind of the core originally identified synergies, cost synergies we’re able to access early on that we can drive $80 million of net cost savings in the first three years of the deal. That would be primarily rationalizing the management structure of the two companies and taking out duplicate administration costs, rationalizing systems platforms, accounting, HR staff, IT staff, that sort of activity.

We think that over the first three-year period in accessing those synergies that we’ll expend about $80 million in severance and IT costs to get that rationalization program completed. We’re targeting EBITDA margins of 17 percent plus at the time of full integration. That’s compared to roughly 15 percent of adjusted EBITDA that the company will start with, we expect. And we expect decretion to GAAP earnings within three years to adjusted EPS or cash EPS within the first two years. We will have some large non-cash expenses, particularly in the first couple of years, on the one hand related to a significant compensation program, one-time compensation program that we’re having to initiate the transaction and then we will have some intangibles, amortization as a result of the deal accounting.

We are currently working on guidance, specific guidance for the first six months of the deal which will be the second half of the fiscal year of the new company. So again, we’ll be a June fiscal year end.

This is some data that was included in the original S-4 filing or in our S-4 that looked at the pro forma information as if the company had been combined for the June 30 year end. In that pro forma, we see $3.3 billion of revenue in the combined company, about $509 million of combined adjusted EBITDA. The reason for the adjusted term is there are some of these non-cash items that we’re adjusting for but particularly to adjust for the compensation program of Towers Perrin, which, again, is a private company. They distribute most of their earnings in cash to their principles every year. So we had to adjust EBITDA back to the compensation program that we’ll have as a combined public company.

From an EPS point of view on a pro forma basis, again a number that’s rather low, again because we had to do this on the SEC basis, but $0.62 of EPS which is significantly dampened by that compensation adjustment that I just spoke of that from an SEC point of view is not an appropriate adjustment. So again, to work through to what we really expect from an EPS point of view you have to add back the items that I spoke to earlier, the one-time non-cash costs as well as the compensation adjustment.

Just a couple of other kind of more targeted items of note here: One of the biggest areas of management for this type of business is professional liability claims. We do have external insurance coverage, but Towers Perrin and Watson Wyatt also use the same captive insurance company. It’s a company called PCIC. Together we own 72 percent. So it was not a consolidated investment before for financial purposes. It will be going forward. So the nature of the P&L is going to change because of the consolidation of that captive insurance company. Again, we’ll still have external coverage for that but really the economics of that risk won’t change. However, the accounting will change as a result of pulling in that captive company.

Also from a tax point of view, Towers again being a — or Towers Perrin, being a private company, was not structured in a way to optimize its effective tax rate from a book point of view. They’ve been going through some restructuring to prepare for that. We’ll be doing more international restructuring going forward. The initial tax rate is expected to be about 40 percent and that will come down as we do some of the international restructuring over the first couple of years.

A little bit more about the business here. This is just some demographics that really highlights the fact that you have here two global companies that are well positioned, two companies that serve very deeply broad multinational players, great coverage of large multinational companies and Fortune 500, Fortune 1000 type companies and then both companies that have been recognized as being very well respected by external parties.

From a segment and a geographic profile, we’ll have three segments, the largest being the benefits segment, which will comprise over 50 percent of our revenues. Then we’ll also have the risk and financial services segment, which, again, is akin to kind of the insurance consulting segment that I mentioned for Watson Wyatt earlier. And then talent and rewards will make up about 20 percent of the business. Our largest geographic presence will be in North America with over 50 percent of revenues and a large presence in the EMEA region.

Just briefly to look at each of those segments, in the benefits segment the two companies are quite similar in this segment, both led by a strong foundational presence in actuarial services for defined benefit pension plans. So that’s what’s noted here as retirement. Together we will be a leading firm if not the leading firm in major world markets for defined benefit pensions like the US and the UK and Germany and the Netherlands and Brazil.

Both firms are also in healthcare consulting, which I mentioned earlier. The addition to this segment from the way Watson Wyatt looks is we’ve now folded what we call the technology and administration solutions segment which again provides administration services for these kinds of benefit plans under the benefit segment. This is a very steady business. The core is providing compliance related services, so tax services, accounting support services, compliance related to local statutory requirements governing defined benefit pension plans. It’s very annuity like, steady year after year, never really a big growth business but at the same time rarely a business that isn’t growing.

And you can see here in calendar 2008 which entering the downturn, actually that’s a good period for this type of business because clients are looking at their defined benefit plans and looking to restructure them. At that point, in 2008 we had on a combined basis eight percent constant currency growth. However, that’s slowed down this year and in the first half of the year two percent growth and again not unexpected that you’d be closer to kind of flattish to low single digit growth at this point in the cycle. We expect this to be our strongest profitability segment and probably in more stable economic growth times to be kind of mid single digit growth in this segment.

In the risk and financial services segment, again, this is essentially the combination of the two companies’ insurance consulting business. In addition, the

Watson Wyatt investment consulting business will fit in here, and that was a separate segment for us before. Also, the reinsurance brokerage business from Towers will be here.

This is a practice that’s a little bit more project related, a little bit more cyclical and you can see that in the results. In ‘08 again, another decent growth year on a combined basis in this segment, and it’s softened this year. So actually in the six months through June 30, 2009, a slight decrease in overall revenue. Again, insurance companies, to the extent that we’re supporting insurance companies in actuarial compliance related activities in a downturn, it’s not unexpected that they might pull some of that work in-house instead of hiring a consultant to support that work.

Going forward, this is a business that we see as a growth opportunity. I think I talked about that a little bit earlier related to the reinsurance brokerage part of the business. Also, regulatory change is the driver of this business so the Solvency II regulations that insurance companies have to comply with here in Europe, that’s driving some activity now. Companies have to be compliant with that in 2012. So that’ll be a driver for the next couple of years. Also, M&A and other transactional activity in insurance companies can drive that business activity here. We think again in more normal economic times that this would be a mid single digit to upper single digit growing segment.

Finally, in the talent segment, the two firms are fairly close here, providing compensation services, particularly executive compensation services, data services, compensation data for clients relative to market practices and then broader organizational effectiveness and change management services. This is about 20 percent or will constitute about 20 percent of the revenues of Towers Watson. It’s been a good growth sector the last several years. However, it is the most project-oriented and economically sensitive segment that we’ll have. It has had a tough year this year. In the March and June quarters, negative revenue comps on a constant currency basis of 20 to 25 percent and now stabilizing, which, again, is what you’d expect in this business. A couple quarters clients really pull back on discretionary spending and then it stabilizes and that’s what we’ve seen this year. We still think this is a good growth business and that with improvement in economic times again this will be back to a mid single digit to upper single digit growth business.

Just a bit more on synergies: I think I alluded earlier to the fact that the $80 million of net synergies that we’ve targeted really is just the activities that we can initiate and control early on in the business, so some of the kind of obvious restructuring activities that we can undertake. A couple of areas not included in our number: One is the consolidation of offices, so as leases expire in some cases over the next six to eight years, we will be rationalizing real estate, and we expect savings there. At this point we haven’t sized what we expect financially out of that. Second, on the revenue synergy side, again I alluded to a number of areas where we see real cross-sell enhanced opportunity. Both companies are very excited about that. Those kinds of synergies are hard to size at this point. We haven’t given any indication and haven’t included that in the $80 million, but we do expect it to contribute to growth and we will be proactively driving towards that.

Just briefly on integration, obviously there’s a lot of integration to go on here with companies that overlap geographically and business-wise as much as these two companies do. We were positioned upon announcement of the deal with an external service provider to help us organize integration. We had teams on the ground in July after announcing the deal in June beginning the integration activity. We started with the activities like the finance-type activities and some of the backroom things and now have teams across all areas of the business initiating the process change. So it’s a tremendous challenge but we feel like we have a very well-orchestrated and well-controlled process and are doing everything that we need to do to hit the ground running effectively as a combined company in January.

So really, a few slides in summary here. One that we think this is a very compelling strategic transaction that benefits all of our key stakeholders, clearly our clients from a broadened capability point of view, our associates from the point of view of career opportunity and our shareholders from the point of view of the attractive both growth and margin enhancement opportunities that we’re driving towards.

So the key takeaways here: Not only are we now a leader from a human resources consulting point of view, but we think we’re creating one of the world’s leading professional services firms, well positioned for sustained growth and profitability. The business has a very attractive financial profile with very consistent free cash growth characteristics. The strategic fit of the firms are really excellent, driving both cost synergies and top line synergies over time. And we think we’re going to be very well positioned to serve effectively our target multinational client base.

And with that, I’ll turn it over to questions. Yes?

Q:                            Where do we see the highest risks for the company in the future?

Roger:                    Well, I think certainly from a risk point of view you have to point to probably numbers one, two and three, all the integration activities. We are a people business. We need to have a very well-orchestrated process here that really starting on day one that our clients know who’s serving them, the client teams are teams that understand what they’re supposed to do and understand their orientation in the company and their roles. There has been a tremendous focus on the integration activities on the client-facing nature of the integration and setting the management structure and putting the teams in place.

The integration activities will take a while. A lot of the client things are being focused on now, but, again, the IT rationalization will be like an ERP project and that’ll take 18 to 24 months to execute.

So I would say that’s number one. Going forward and once we’re past that, probably the area on the revenue and kind of the client side that we’re paying the most attention to today is executive compensation which is obviously an area very much in the news and on the one hand it’s something that should drive demand, increased demand for our area of focus, but, on the other hand, particularly in the US, there’s a lot of discussion and focus on the role of the compensation consultant and the independence of that consultant relative to their client. So that’s something that could impact us. So that’s probably the client service area that we’re focused on the most from a risk management point of view.

Q:                            If you knew that so much of the Towers Perrin insiders would be selling and retiring would you have changed the price?

Roger:                    Well, we did know that so that was part of the negotiation really upfront. Now the size of the pool has been expanded. That’s mostly because we think that they actually have an option not only to elect retirement but in the levels of cash and notes versus stock, so they can take a combination of the two. And originally we kind of thought basically because they had a 50 percent option that we’d just size the $200 million assuming they’d take 50 percent. At this point our sense is that probably on the whole they’ll take closer to 100 percent cash and notes versus stock. So again, the increase in the pool is more due to the proportion change than the number of people that we think are going to retire.

Q:                            They just happen to be electing…?

Roger:                    Yes. Our inclination is and the signs we get is that in the election it’s going to be closer to 100 percent than 50/50.

Q:                            [inaudible]

Roger:                    Well, I think again — so we thought it was going to be…

Q:                            [inaudible]

Roger:                    It’s based on the market price of the stock, so again what we understand, these are 100 to 110 people. Towers Perrin had been talking about going public and so people, they basically didn’t have any retirees in the last three or four years. They were waiting for an event. So the number of people is fixed. The price I think, I mean certainly they’re thinking about the stock price, but what we understand really is motivating people more is the prospect of tax changes.

Well, thank you very much and we’re available to talk more about Towers Watson.

END

watsonwyatt.com Watson Wyatt Worldwide Roger Millay December 2, 2009 Copyright © Watson Wyatt Worldwide. All rights reserved.

Copyright © Watson Wyatt Worldwide. All rights reserved. Forward-Looking Statements This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus included in the amended registration statement on Form S-4/A filed by Jupiter Saturn Holding Company on November 9, 2009 with the Commission and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the Commission. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information This communication was released on December 2, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000. Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus. Copyright © Watson Wyatt Worldwide. All rights reserved.

Copyright © Watson Wyatt Worldwide. All rights reserved. Watson Wyatt Trusted business partner to the world’s leading organizations on people and financial issues 7,500 employees in 33 countries in the Americas, Europe and Asia Pacific Expect FY10 revenues to be in the range of $1.63 billion to $1.70 billion and adjusted diluted EPS to be in the range of $3.50 to $3.60 Founded in 1878 Acquired Watson Wyatt LLP in 2005 Expanded Continental Europe presence in 2007 Announced merger with Towers Perrin in June 2009

Towers Watson Creating a leading global professional services firm, well-positioned for sustained growth and profitability across all geographies and business segments

Towers Watson Summary of the Transaction Merger of Equals Towers Perrin and Watson Wyatt shareholders will each receive 50% of Towers Watson At closing, a $400 million voluntary cash/note election will be offered to certain Towers Perrin shareholders Towers Perrin shareholders meeting defined age and service criteria may elect instead to receive a combination of consideration including cash and one-year notes, and in certain cases, Towers Watson shares that will be freely tradable in one year. The pool of cash and notes available for these elections is expected to be approximately $400 million, but may be adjusted Assuming voluntary election is fully subscribed and a $42 share price, approx. 76 million shares outstanding after the merger Shareholder votes in December 2009 and anticipate closing as soon as possible thereafter

Towers Watson Strategic Rationale Improved growth prospects from broader service offerings Increased investment potential Greater profitability from economies of scale Geographically diverse revenue base Leading actuarial provider in world’s largest markets for retirement consulting Strong presence in 36 countries Leader in all business segments Core service strengths amplified Enhanced portfolio of proven offerings Deeper talent pool EXPANDED GLOBAL PRESENCE ENHANCED PRODUCTS AND SERVICES STRENGTHENED ORGANIZATIONAL CAPABILITIES

Towers Watson Re-Affirmation of Previously Provided Guidance Annual Revenues in excess of $3 billion Pretax annual synergies of $80 million Full realization of synergies will take 3 years and cost $80 million EBITDA margin of 17%+ post-integration Accretive to GAAP diluted earnings per share within 3 years of closing Significant non-cash expenses during first 2 years Guidance for first six months is being developed NOTE: These amounts are based on currently available information, which is subject to change, and do not necessarily represent or indicate the future financial results Towers Watson will have after the transaction. These amounts do not include additional potential synergies and costs as discussed in the pro forma financial information contained in the Registration Statement on Form S-4 filed with the SEC by Jupiter Saturn Holding Company. On a pro forma basis for the year ended June 30, 2009, the combined company had an adjusted EBITDA margin of 15.5%, and the anticipated synergies will increase the adjusted EBITDA margin by approximately 2%.

 Towers Watson Pro Forma Financial Information for the Year Ended June 30, 2009(a) Approximately $3.28 billion in revenues Approximately $509 million in combined adjusted EBITDA for fiscal year ended June 30, 2009(b) Net income attributable to controlling interests of $47 million and diluted EPS of $0.62 with significant non-cash and non-recurring charges; 76.0 million shares outstanding Results for the year ended June 30, 2009 reflect reduced revenues from the tough economic environment Potential for increased professional liability expense volatility, although economics on relative basis should be similar Towers Watson expects its compensation programs will be typical of a public company and will be based on “pay for performance” Towers Watson expects its income tax rate will initially be around 40% and the parties are working on tax restructuring activities to be completed during the integration that are expected to reduce this tax rate Pro forma financial information for the year ended June 30, 2009, including the pro forma assumptions and adjustments on which this pro forma financial information is based, is contained in the Registration Statement on Form S-4 filed with the SEC by Jupiter Saturn Holding Company. The pro forma financial information is based on currently available information, which is subject to change, and does not necessarily represent or indicate the future financial results Towers Watson will have after the transaction. Combined fiscal year 2009 EBITDA excludes non-cash compensation expense of $109 million from issuance of Towers Watson restricted Class A common stock to Towers Perrin Restricted Stock Unit holders in the merger and excludes the distributions to Towers Perrin principals. It includes $41 million of estimated annual savings of compensation, benefits and other direct costs expected to result from the retirement of the Class R Eligible Participants.

Towers Watson Building From A Strong Base 6,300 employees in 26 countries Successfully served large organizations for over 75 years Currently serves 75% of the global Fortune 1000 and 65% of the U.S. Fortune 500 Named “Best Consultancy of the Year” by Reactions Magazine in 3 of past 4 years TOWERS PERRIN WATSON WYATT 7,500 employees in 33 countries Roots trace back to 1878 Currently serves over 75% of Fortune 100 companies, with many client relationships spanning several decades Named one of the best 400 big companies in America by Forbes GREATER THAN SUM OF THE FIRMS’ PARTS Clients benefit from combined core capabilities and particular strengths: Towers Perrin’s insurance consulting, reinsurance, health and welfare consulting, employee research, and Canadian presence Watson Wyatt’s technology and administration solutions, investment consulting, data services and European presence

Towers Watson Revenues (Pro Forma) REVENUE BY GEOGRAPHY REVENUE BY SEGMENT ASIA-PACIFIC 6% NORTH AMERICA 56% EMEA 37% LATIN AMERICA 1% TALENT AND REWARDS 20% BENEFITS 55% RISK AND FINANCIAL SERVICES 23% OTHER 2% Based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. These are preliminary estimates based on currently available information, which is subject to change. It does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction. Diversified revenue stream across geography and business segments

Towers Watson Benefits Retirement International Health Care Consulting Technology and Administration Solutions Retirement Health and Welfare Leading actuarial service provider in U.S., U.K., Germany, The Netherlands and Brazil A leader in U.S. Health and Welfare consulting Broader client base for technology and administration solutions Global Leader In Benefits Consulting WATSON WYATT TOWERS PERRIN TOWERS WATSON SERVICES Retirement Health and Welfare Technology and Administration Solutions

Towers Watson Benefits 8% organic, constant FX revenue growth in calendar 2008 2% organic, constant FX revenue growth for six months ended June 30, 2009 Expected to be most profitable segment Significant amount of annuity work and recurring clients Over long term and in a less volatile economic environment, expect mid-single digit growth rate Legislative, regulatory & other change Market share gains through thought leadership and innovative solutions More technology and administration solutions opportunities Expanded health and welfare services More multinational assignments due to stronger geographic presence Global Leader In Benefits Consulting Revenue by Region in 2008 (Pro Forma) REVENUE GROWTH OPPORTUNITIES ASIA-PACIFIC 3% EMEA 33% NORTH AMERICA 63% LATIN AMERICA 1% Pie chart is based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. The information on this slide represents preliminary estimates based on currently available information, which is subject to change. This information does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction. With respect to constant FX revenue growth, growth rates are based on each management’s basis of accounting.

Towers Watson Risk and Financial Services Investment Consulting Insurance and Financial Services Risk Consulting and Software (Tillinghast) Reinsurance Brokerage Retirement Risk Solutions Stronger risk and insurance position: Towers Perrin’s leading capabilities in consulting, software and reinsurance brokerage complemented by WW’s strong European insurance consulting practice Broader client base for independent investment consulting services Comprehensive risk measurement and management offerings and tools # 4 in reinsurance brokerage globally Global Leader In Risk And Financial Services WATSON WYATT TOWERS PERRIN TOWERS WATSON SERVICES Insurance Industry Consulting Risk Management Consulting Reinsurance Brokerage Investment Consulting Retirement Plan De-risking Services Financial Modeling Software

Towers Watson Risk and Financial Services 7% organic, constant FX revenue growth in calendar 2008 -2% organic, constant FX revenue decline for six months ended June 30, 2009 Over 50% of revenues from recurring work Over long term and in a less volatile economic environment, expect a mid to high single digit growth rate for current services New services beyond those offered today should create additional growth opportunities Increase in transaction activity – M&A and capital raising in the insurance industry and pension plan de-risking Regulatory and reporting changes in the insurance industry Increasing need for effective enterprise risk management Demand for increased sophistication in financial and risk modeling General economic recovery leading to increased discretionary spending for consulting and services Differentiated reinsurance positioning with analytics & capabilities from insurance and risk consulting Grow market share in reinsurance Increase in investment consulting penetration through expanded client base Global Leader In Risk And Financial Services Revenue by Region in 2008 (Pro Forma) REVENUE GROWTH OPPORTUNITIES ASIA-PACIFIC 11% EMEA 50% NORTH AMERICA 38% LATIN AMERICA 1% Pie chart is based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. The information on this slide represents preliminary estimates based on currently available information, which is subject to change. This information does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction. With respect to constant FX revenue growth, growth rates are based on each management’s basis of accounting.

Towers Watson Talent and Rewards Human Capital Group Compensation Data Services Organizational Effectiveness Communication Executive Compensation and Rewards Change Implementation Research and Surveys Workforce Effectiveness Global leader in Compensation and Rewards consulting Deeper talent pool and more comprehensive service offerings Advanced research and survey techniques to shape innovative client solutions Improved Competitiveness Through Optimized Portfolio WATSON WYATT TOWERS PERRIN TOWERS WATSON Executive Compensation Employee Rewards Talent Management Compensation and Human Capital Data Services Communications Organizational Alignment and Change Management Organizational Surveys and Insights Talent Management Software SERVICES

Towers Watson Talent and Rewards Increase in corporate transactions requiring integration or restructuring of workforce and talent/reward programs Need to attract, motivate and retain key talent in turnaround mode or prolonged downturn, in the context of new business strategies, globalization and demographic shifts Recognition of employee engagement as a key business driver, leading to greater demand for employee research and surveys Focus on improving workforce productivity and demand for more rigorous measures of workforce effectiveness Need for HR functions to achieve cost savings through transformation of HR organizations and delivery Implementation and hosting revenues for “software as a service” applications to support talent strategies and HR operations Global Leader In Executive Compensation, Rewards Consulting and Organizational Surveys Revenue by Region in 2008 (Pro Forma) REVENUE GROWTH OPPORTUNITIES ASIA-PACIFIC 9% EMEA 29% NORTH AMERICA 60% LATIN AMERICA 2% Pie chart is based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. The information on this slide represents preliminary estimates based on currently available information, which is subject to change. This information does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction. With respect to constant FX revenue growth, growth rates are based on each management’s basis of accounting. 5% organic, constant FX revenue growth in calendar 2008 -18% organic, constant FX revenue decline for six months ended June 30, 2009 Largely comprised of non-recurring projects from a stable client base Over long term and in a less volatile economic environment, expect revenue growth in mid to high single digits In current economic times, expect very low or negative growth rate In strong economic times, expect high single to low double digit growth rate and increased profitability

Towers Watson Synergies Economies of scale from Consolidation of management Consolidation of selected overhead processes Revenue synergies Office consolidation in common geographies COST SAVINGS ARE EXPECTED TO YIELD A YEAR THREE RUN-RATE OF $80 MILLION UPSIDE POTENTIAL Significant positive synergies are expected to be realized starting in year two

Towers Watson Integration Will combine unique strengths of both organizations Dedicated team charged with ensuring timely completion and realization of savings Expected one-time costs of approximately $80 million with majority in the first two years Expected non-cash charges from systems integration and conforming accounting policies INTEGRATION COSTS INTEGRATION APPROACH Will bring together the best practices, capabilities and assets from the current organizations Focus on continued commitment to client service Combine complementary and unique strengths of both organizations Make decisions with a focus on our future, but with respect for our history Commitment to open communication INTEGRATION PLANNING — GUIDING PRINCIPLES Phased with 4 waves to: Avoid overwhelming the organization and disrupting on-going operations Ensure that required support and guidelines are in place before teams are activated Prioritize activities to achieve annual savings of $80 million within three years INTEGRATION PROCESS

Towers Watson Stakeholders OUR CLIENTS OUR PEOPLE OUR SHAREHOLDERS More comprehensive services A deeper talent pool A wider geographic footprint An expanded set of career opportunities Greater access to resources A broader network of colleagues Improved growth and investment potential Diversification of current business Economies of scale/cost savings Creating significant benefits for all stakeholders

Towers Watson Key Takeaways Creates one of the world’s leading professional services firms Well-positioned for sustained growth and profitability More attractive financial profile with stronger cash flows, more diversified revenues Compelling and complementary strategic fit Further strengthens core service lines of both companies Enhanced portfolio of proven offerings for clients Tremendous global reach and service breadth to meet growing needs of world’s largest multinational corporations